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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)(1)

MedicalCV, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

584639 10 8

(CUSIP Number)

June 10, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 5 Pages

13G
CUSIP No. 584639 10 8

1.	Name of Reporting Person: Peter L. Hauser		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,166,924

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 1,166,924

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,166,924

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.999

12.	Type of Reporting Person: IN

•	Represents (a) 53,000 shares of common stock, (b) 908,328 shares of common stock purchasable upon the exercise of warrants, and (c) 180,600 shares of common stock held by the reporting person’s IRA. Does not include (a) 2,016,000 shares of common stock the reporting person may acquire upon the conversion of 1,008 shares of 540 Series A convertible preferred stock into common stock, or (b) 1,512,000 shares of common stock the reporting person may purchase upon the exercise of a warrant, except for an aggregate of 24,996 shares which the reporting person may acquire upon conversion of such preferred stock or exercise of such warrant, or a combination of both, as neither the conversion right or purchase right may be exercised so long as the reporting person beneficially owns 9.999% or more of the issuer’s common stock.

Page 2 of 5 Pages

ITEM I (a)	NAME OF ISSUER:

MedicalCV, Inc.

ITEM I (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

9725 South Robert Trail
Inver Grove Heights, Minnesota 55077

ITEM 2 (a)	NAME OF PERSON FILING

Peter L. Hauser

ITEM 2 (b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

16913 Kings Court
Lakeville, Minnesota 55044

ITEM 2 (c)	CITIZENSHIP

United States

ITEM 2 (d)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.01 par value

ITEM 2 (e)	CUSIP NUMBER.

584639 10 8

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-I(B), OR 13D-2(B OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4	OWNERSHIP

Page 3 of 5 Pages

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount		1,166,924
(b)	Percent of class:		9.999%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote	1,166,924
	(ii)	Shared power to vote or to direct the vote	None
	(iii)	Sole power to dispose or to direct the disposition of	1,166,924
	(iv)	Shared power to dispose or to direct the disposition of	None

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

Page 4 of 5 Pages

ITEM 10	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2005

(Date)

/s/ Peter L. Hauser

(Signature)

Peter L. Hauser

(Name/Tile)

Page 5 of 5 Pages